Immersed Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2022 and 2021

IMMERSED INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Immersed Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Immersed Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC (PCAOB ID 5041)
We have served as the Company's auditor since 2023
Lakewood, CO
August 1, 2023

IMMERSED INC.
BALANCE SHEETS
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash in bank	$ 2,491,953	$ 6,864,753
Accounts receivable	13,569	461
Prepaid expenses and other assets	199,697	37,689
Total Current Assets	2,705,219	6,902,903
Non-Current Assets:		
Digital assets, net	353,463	-
Operating lease right-of-use asset, net	622,176	-
Intangible assets - domain name, net	25,338	27,091
Property and equipment, net	95,543	79,792
Total Non-Current Assets	1,096,520	106,883
TOTAL ASSETS	$ 3,801,739	$ 7,009,786
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 142,757	$ 76,236
Deferred revenue	783,917	37,356
Operating lease liability, current	341,918	-
Total Current Liabilities	1,268,592	113,592
Non-Current Liabilities:		
Operating lease liability, non-current	337,381	-
Total Non-Current Liabilities	337,381	-
Total Liabilities	1,605,973	113,592
Stockholders' Equity:		
Series 1 Preferred stock, $0.00001 par value, 8,950,000 shares authorized, 8,315,265 shares issued and outstanding, liquidation preference of $34,184,635, as of both December 31, 2022 and 2021	82	82
Common stock, $0.00001 par value, 30,000,000 shares authorized, 4,641,185 and 4,547,352 shares issued and outstanding as of December 31, 2022 and 2021, all respectively	46	46
Additional paid-in capital	13,993,016	12,740,040
Accumulated deficit	(11,797,378)	(5,843,974)
Total Stockholders' Equity	2,195,766	6,896,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,801,739	$ 7,009,786

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IMMERSED INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Subscription revenue	$ 323,077	$ 202,119
Total revenues	323,077	202,119
Operating Expenses:		
General and administration expenses	2,878,644	2,797,441
AR/VR product expenses	2,507,178	1,183,708
Marketing and advertising	1,050,123	128,045
Digital asset impairment losses	291,840	-
Professional fees	130,127	54,054
Total Operating Expenses	6,857,912	4,163,248
Loss from Operations	(6,534,835)	(3,961,129)
Other Income (Expenses):		
Gain on loan forgiveness	-	55,356
Grant income	600,000	-
Interest income	42,675	-
Other expense	(68,486)	-
Other income	9,572	-
Loss on disposal of property and equipment	(2,330)	(3,226)
Interest expense	-	(36,030)
Total Other Income (Expenses):	581,431	16,100
Net Loss	$ (5,953,404)	$ (3,945,029)
Weighted average common stock outstanding - basic and diluted	4,626,147	4,502,306
Net loss per share - basic and diluted	$ (1.29)	$ (0.88)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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IMMERSED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2022 and 2021

	Series 1 Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Equity/(Deficit)
Balance at December 31, 2020	-	$ -	4,466,358	$ 45	$ 38,496	$ (1,898,945)	$ (1,860,404)
Conversion of SAFEs to preferred stock	2,527,569	25	-	-	1,773,485	-	1,773,510
Conversion of convertible notes to preferred stock	3,942,747	39	-	-	2,085,210	-	2,085,249
Issuance of preferred stock	1,844,949	18	-	-	7,584,695	-	7,584,713
Offering costs	-	-	-	-	(217,580)	-	(217,580)
Issuance of common stock in connection with anti-dilution rights	-	-	80,994	1	66,414	-	66,415
Stock-based compensation - stock options	-	-	-	-	1,409,320	-	1,409,320
Net loss	-	-	-	-	-	(3,945,029)	(3,945,029)
Balance at December 31, 2021	8,315,265	82	4,547,352	46	12,740,040	(5,843,974)	6,896,194
Stock-based compensation - stock options	-	-	-	-	1,242,158	-	1,242,158
Issuance of common stock upon exercise of stock warrants	-	-	81,633	-	816	-	816
Issuance of common stock upon exercise of stock options	-	-	12,200	-	10,002	-	10,002
Net loss	-	-	-	-	-	(5,953,404)	(5,953,404)
Balance at December 31, 2022	8,315,265	$ 82	4,641,185	$ 46	$ 13,993,016	$ (11,797,378)	$ 2,195,766

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IMMERSED INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (5,953,404)	$ (3,945,029)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	31,497	18,754
Bad debt expense	28,082	2,412
Stock-based compensation	1,242,158	1,409,320
Amortization of discount on operating lease liability	5,626	-
Loss on disposal of property and equipment	2,330	3,226
Gain on loan forgiveness	-	(55,356)
Digital asset impairment losses	291,840	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(41,190)	(2,519)
(Increase)/decrease in prepaid expenses	(92,008)	(8,169)
(Increase)/decrease in security deposits	(70,000)	-
(Increase)/decrease in digital assets	(645,303)	-
(Increase)/decrease in operating lease right-of-use asset	(622,176)	-
Increase/(decrease) in accounts payable	7,626	(260)
Increase/(decrease) in accrued expenses	58,895	88,540
Increase/(decrease) in deferred revenue	746,561	17,076
Increase/(decrease) in operating lease liability	673,673	-
Net Cash Used in Operating Activities	(4,335,793)	(2,472,005)
Cash Flows from Investing Activities		
Purchase of intangible assets	-	(28,685)
Purchase of property and equipment	(47,825)	(72,361)
Cash Used in Investing Activities	(47,825)	(101,046)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	10,818	-
Proceeds from issuance of SAFE liabilities	-	63,568
Proceeds from issuance of preferred stock	-	7,584,713
Offering costs	-	(151,165)
Net Cash Provided by Financing Activities	10,818	7,497,116
Net change in cash in bank	(4,372,800)	4,924,065
Cash in bank at beginning of year	6,864,753	1,940,688
Cash in bank at end of year	$ 2,491,953	$ 6,864,753
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing and Investing Activities		
Issuance of common stock in connection with anti-dilution rights	$ -	$ 66,415
Conversion of SAFEs, convertible debt, and related accrued interest into preferred stock	$ -	$ 3,858,759

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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NOTE 1: NATURE OF OPERATIONS

Immersed Inc., previously known as AraJoy Inc., ("the Company") was incorporated on January 4, 2017 under the laws of the State of Delaware. Effective November 29, 2017, the Company amended its certificate of incorporation to change its corporate name from AraJoy Inc. to Immersed Inc.

The Company is a software company providing virtual reality offices for remote teams and individuals. Currently, the Company's technology is available on the following platforms: Facebook/Meta Quest, HTC, coming soon to Pico and planning to expand onto other platforms in the future.

During 2022, the Company created Immersed Virtual Property ("vProperty") to enable customers to own and customize their own virtual spaces. The deeds to the virtual property were in the form of non-fungible tokens (NFT's). In 2023, the Company decided to cancel that project due to refocusing on spatial computing. The Company has since refunded the majority of vProperty sales.
.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Going Concern

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $5,953,404 and $3,945,029 for the years ended December 31, 2022 and 2021, respectively, and has an accumulated deficit of $11,797,378 as of December 31, 2022. The Company has negative cash flows from operating activities of $4,335,793 and $2,472,005 for the years ended December 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include immediate plans to raise additional funds to meet obligations through both a private capital raise and a public crowdfunding campaign and to increase revenue through hiring sales staff and aggressively selling current and future product offerings. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash in bank balance exceeded federally insured limits by $2,042,675 and $6,450,000, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2022 and 2021, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

For the years ended December 31, 2022 and 2021, the Company wrote off $28,082 and $2,412 of its accounts receivable as bad debt expense.

Prepaid Expenses

Prepaid expenses include rent paid in advance, service fees and subscription fees for periods subsequent to December 31, 2022 and 2021.

Digital Assets

During the year ended December 31, 2022, the Company acquired 384 Ethereum through the sale of Immersed Virtual Property ("vProperty"). The deeds to the vProperty are in the form of Non-Fungible Tokens ("NFTs"). See deferred revenue accounting policy for additional information on deposits held from these vProperty sales.

The Company accounts for its digital assets, which are comprised solely of Ethereum, as indefinite-lived intangible assets in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles-Goodwill and Other*. The Company has ownership of and control over its Ethereum and uses a self-custodial wallet to store its Ethereum. The Company's digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of its Ethereum on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement*, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for Ethereum (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Company considers the lowest price of one Ethereum quoted on the active exchange at any time since acquiring the specific Ethereum held by the Company. If the carrying value of a Ethereum exceeds that lowest price, an impairment loss has occurred with respect to that Ethereum in the amount equal to the difference between its carrying value and such lowest price.

Impairment losses are recognized as "Digital asset impairment losses" in the Company's statements of operations in the period in which the impairment occurs. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses in the Company's statements of operations. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the specific Ethereum sold immediately prior to sale.

During the year ended December 31, 2022 the Company recorded digital asset impairment losses of $291,840. The Company did not sell any digital assets during the year ended December 31, 2022 and holds 362 Ethereum as of December 31, 2022. The Company may continue to incur significant digital asset impairment losses in the future.

Property and Equipment and Domain

Property and equipment and domains are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation/amortization is recorded for property and equipment and domain using the straight-line method over the estimated useful lives of assets, which is currently 5-7 years. Property and equipment as of December 31, 2022 and 2021 were as follows:

	2022	2021
Equipment	$ 109,698	$ 82,955
Furniture and fixture	34,250	16,923
Total property and equipment	143,948	99,878
Less accumulated depreciation	48,405	20,086
Property and equipment, net	$ 95,543	$ 79,792

	2022		2021	
Domain name	$	28,685	$	28,685
Less accumulated amortization		3,347		1,594
Domain name, net	$	25,338	$	27,091

Depreciation and amortization expense of $31,497 and $18,754 was recorded on these assets for the years ended December 31, 2022 and 2021, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

For the years ended December 31, 2022 and 2021, the Company disposed property and equipment with carrying amount of $2,330 and $3,226, respectively, and recognized as loss on disposals of property and equipment in the statements of operations.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, digital assets, accounts payable, and accrued expenses.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented.

The Company enters into monthly and yearly subscription plans with our customers to provide immersive virtual reality offices where customers can spawn up to 5 virtual monitors and can collaborate with other in the same virtual space. We recognize revenue ratably over the term of the agreement, as our performance obligation is satisfied over time.

During 2022, the Company received a grant from Meta (Facebook) and certain milestones valued at $600,000 were achieved during the current year. These amounts are recorded to grant income on the statements of operations.

Deferred Revenue

As of December 31, 2022 and 2021, deferred revenue pertaining to revenue collected but not yet earned amounted to $783,917 and $37,356, respectively, and are recognized as current liabilities in the balance sheets. The Company expects to recognize all the deferred revenue in 2023.

As of December 31, 2022 and December 31, 2021, deferred revenue pertaining to the Immersed virtual reality application annual subscription amounted to $36,820 and $37,356, respectively. The Company expects to recognize all deferred revenue for subscriptions in 2023.

During 2022, the Company created Immersed Virtual Property ("vProperty") and was paid a total of 377 Ethereum in deposits for vProperty during the current year. As of the date of the deposits, the Ethereum received was valued at $747,096 and these amounts are recorded in deferred revenue on the balance sheet and will be recognized as revenue when the vProperty is developed and accessible to customers.

During 2023, the Company decided to cancel that vProperty project due to refocusing on spatial computing. No vProperty was delivered to customers. The Company began to refund customers as they returned the vProperty deeds in June 2023. The Company refunded the vProperty deposits to customers in Ethereum. Remaining vProperty deposits will continue to be refunded as vProperty deeds are returned by customers.

See digital assets accounting policy for additional information regarding digital assets.

AR/VR Product Expenses

AR/VR product expenses are expensed as incurred and include expenses related directly to producing and maintaining the Immersed virtual reality (AR/VR) software application and products accessed within it. Within the Immersed virtual reality (AR/VR) software application, there are both paid-use and free-use products.

Marketing and Advertising Expense

Marketing and advertising expenses are expensed as incurred.

Marketing and advertising expenses consists of the following for the years ended December 31, 2021 and 2022:

	2022	2021
Meetings & materials for funding	$ 7,337	$ 665
Business conference tickets	5,236	46
Paid advertisements	12,890	104,060
Content production	704,464	20,444
Sponsored videos	152,000	2,830
Sponsored events	161,696	-
Public relations and communications	6,500	-
Marketing and advertising expenses	$ 1,050,123	$ 128,045

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on reported net loss.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 consist of outstanding options (Note 4).

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU no. 2016-13, *Financial Instruments-Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. Management does not expect the adoption of ASU 2016-13 to have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes* (Topic 740): *Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023.

Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: DEBT FINANCING AGREEMENTS

Convertible Notes Payable

Prior to December 31, 2018, the Company issued ten convertible promissory notes totaling $755,000 which are subject to automatic conversion upon a qualified equity financing arrangements and optional conversion as follows:

- $50,000 promissory note and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $1,000,000. The conversion price is 75% of price per share upon issuance in qualified financing. If and upon a non-qualified financing, the note holder has the option to convert at the terms in the triggering financing. The note is also convertible anytime at the option of the holder, of which the conversion price is based on most recent valuation of the Company or as mutually agreed by the Company and the holder. The note provides for a payment of 150% of the then outstanding principal and interest if and upon an exit transaction, as defined in the note agreement. This note included 80,000 stock warrants which were calculated at 0.02 times the fully diluted outstanding common stock of the Company at issuance date, as discussed in Note 4.

- $100,000 promissory note and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $250,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $3,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The note is also convertible after maturity at the option of the holder. The conversion price is equal to the quotient of $2,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient of $2,000,000 divided by number of fully diluted outstanding common stock as of election date.

- Six promissory notes totaling $340,000 and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $250,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $4,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity at the option of the holder. Conversion price is equal to the quotient of $3,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the

Company, the note is convertible at a conversion price equal to the quotient of $3,000,000 divided by number of fully diluted outstanding common stock as of election date.

- Two promissory notes totaling $265,000 and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of preferred shares by the Company with minimum gross proceeds of $1,000,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $6,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity at the option of the holder. Conversion price is equal to the quotient of $5,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient of $5,000,000 divided by number of fully diluted outstanding common stock as of election date.

In November 2019, the Company and noteholders amended certain sections of these promissory notes to extend the maturity dates to May 17, 2020 and further amended in January to April 2020 to extend its maturity dates to May 17, 2021. These notes and all related accrued interest were converted into preferred stock during 2021 (see Note 4). The total outstanding principal on the balance sheet amounted to $755,000 as of December 31, 2020. Interest accrued on these notes at 5% per annum and amounted to $108,355 as of December 31, 2020. Total interest expense recognized on these notes for the years ended December 31, 2022 and 2021 amounted to $0 and $13,859, respectively.

During the year ended December 31, 2020, the Company issued sixteen new convertible notes amounting to a total of $1,150,000. These notes and all related accrued interest were converted into preferred stock during 2021 (see Note 4). These notes and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of preferred shares by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of 80% of price per share for such shares sold and the quotient of $7,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity on May 21, 2021 at the option of the holder at a conversion price equal to the quotient of $6,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a change in control event (as defined in the agreements), the noteholders may elect either a payment of 150% of the then outstanding principal and interest or the payment they would receive if they converted into common stock at a conversion price equal to the quotient of $7,000,000 divided by number of fully diluted outstanding common stock as of election date. The outstanding principal on the balance sheet amounted to $1,150,000 as of December 31, 2020. Interest accrued on these notes at 5% per annum and amounted to $35,864 as of December 31, 2020. Total interest expense recognized on these notes for the years ended December 31, 2022 and 2021 amounted to $0 and $22,171, respectively.

Term Loan - PPP

On April 21, 2020, the Company entered into Paycheck Protection Program (PPP) promissory note agreement with Silicon Valley Bank and obtained a loan of $55,356 with fixed interest rate of 1% per annum. The loan is unsecured and is payable in eighteen equal monthly installments of principal and interest commencing on one month after a six-month deferral period up to its maturity on April 21,

2022. No payment was made on this loan during the year ended December 31, 2020 as the Company applied for loan forgiveness on December 8, 2020 in accordance with the CARES Act provisions. Interest expense for the year and accrued as of December 31, 2020 amounted to $382.

During the year ended December 31, 2021, the Company was notified the full PPP promissory note and related accrued interest was forgiven and recognized as other income in the statements of operations.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

During November 2022, the Company amended and restated its articles of incorporation (the "Amended Articles"). The Amended Articles authorized 8,950,000 shares of preferred stock, designated as Series 1 Preferred Stock, and 30,000,000 shares of common stock, both $0.00001 par value per share. As of December 31, 2022, the Company had 8,315,265 issued and outstanding shares of preferred stock and 4,641,185 issued and outstanding shares of common stock.

Preferred Stock

The holders of Series 1 Preferred Stock are entitled to various protective provisions and preferences, as defined in the certificate of designation of Series 1 Preferred Stock (the "Agreement"). Holders of Series 1 Preferred Stock are entitled to vote on an as-converted basis with holders of Common Stock.

The holders of Series 1 Preferred Stock are entitled to a dilution protected dividend preferences over holders of Common Stock, as defined in the agreement. The holders of Series 1 Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($4.11107) per share, providing a total liquidation preference of $34,184,635 as of December 31, 2022, or such greater amount as would be payable on an as-converted basis to Common Stock.

The Series 1 Preferred Stock are convertible, at the holder's election, into Common Stock at a dilution protected conversion rate that is currently 1:1.

During the year ended December 31, 2021, the Company conducted a concurrent Regulation CF and Regulation D offering of its Series 1 Preferred Stock at an issuance price of $4.11107 per share, providing gross proceeds of $7,584,713 from the issuance of 1,844,949 shares of Series 1 Preferred Stock. The Company incurred $151,165 of offering costs on this offering. This offering triggered conversion of all outstanding SAFE agreements (see Note 4) and convertible notes (see Note 3). The SAFE agreements with a then outstanding total purchase amount of $1,773,510 were converted into a total of 2,527,569 shares of Series 1 Preferred Stock. The convertible notes with then outstanding principal of $1,905,000 and accrued interest of $180,249 were converted into 3,942,747 shares of Series 1 Preferred Stock.

Common Stock

On January 9, 2017, the founder was granted 4,000,000 shares of common stock which are subject to 4-year vesting period. Vested common stock issued and outstanding as of December 31, 2022 and 2021 were 4,641,185 and 4,547,352, respectively.

On June 9, 2017, the Company issued 255,320 common stock to an investor which is subject to 6% anti-dilution protection clause, calculated on a fully-diluted basis, including common and preferred stock but excluding convertible debt or equity instruments, until immediately prior to the sale and issuance of the Company's capital stock in a future bona fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $250,000, excluding all convertible securities. As of December 31, 2022, a cumulative total of 292,032 shares of common stock had been issued for no consideration as a result of this anti-dilution protection clause, of which 80,994 were issued during the year ended December 31, 2021. The 2021 issuance was valued at $66,415 based on the estimated fair value of the Company's common stock and recorded against offering costs.

These additional shares of common stock issued are triggered by stock warrants and stock options issued by the Company to its officers, employers and lender. The provision ceased in 2021 with the closing of the Series 1 Preferred Stock offering.

During 2022, 81,633 stock warrants were exercised for $816 and converted into 81,633 shares of common stock.

During 2022, 12,200 stock options were exercised for $10,002 and converted into 12,200 shares of common stock.

Stock Warrants

The Company has granted stock warrants, associated with its convertible promissory note, to acquire shares of the Company's common stock, which in accordance to Topic 470-20, Debt, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense over the life of the loan.

81,633 stock warrants, calculated as 0.02 times the fully-diluted outstanding common stock of the Company at the grant date of January 24, 2017, were issued and recognized at its fair value of $960 based on a Black-Scholes calculation and remained outstanding as of December 31, 2021. These warrants had an exercise price of $0.01 and had a remaining term to expiration of 0.08 years as of December 31, 2021. These stock warrants were exercised and converted into common stock during 2022.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2017 Stock Option Plan (the "Plan"), for which 1,400,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs). During May 2021, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 1,874,022 to 7,480,000 shares of common stock. During February 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 7,480,000 to 12,000,000 shares of common stock. During November 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 12,000,000 to 14,062,398 shares of common stock. 284,430 and 941,070 shares were available for issuance under the Plan as of December 31, 2022 and 2021, respectively.

ISOs are granted to certain employees of the Company from time to time. As of December 31, 2022 and 2021, 2,537,479 and 1,626,642 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 969,253 and 843,188 as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, 703,270 and 0 ISOs were forfeited, respectively.

NQSOs are granted to certain employees of the Company from time to time. As of December 31, 2022 and 2021, 11,240,489 and 4,912,288 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 9,978,607 and 4,912,288 as of December 31, 2022 and 2021, respectively. During both years ended December 31, 2022 and 2021, there were no NQSOs forfeited.

Outside the Plan, prior to 2020, the Company granted 1,318,784 non-qualified stock options ("NQSOs") with an exercise price of $0.03 per share. During the year ended December 31, 2021, the Company granted 1,297,264 NQSOs with an exercise price of $0.82 per share. NQSOs of 2,616,048 and 2,616,048 remain outstanding as of December 31, 2022 and 2021, respectively, of which 2,616,048 and 2,313,827 NQSOs were vested as of December 31, 2022 and 2021, respectively.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	9,154,978	$ 0.65	2,900,131	$ 0.13
Granted	7,954,508	$ 0.82	6,254,847	$ 0.82
Excercised	(12,200)	$ 0.82	-	$ -
Forfeited	(703,270)	$ 0.47	-	$ -
Outstanding - end of year	16,394,016	$ 0.71	9,154,978	$ 0.65
Exercisable at end of year	13,563,908	$ 0.71	8,069,303	$ 0.67
Intrinsic value of options outstanding at year-end	$ 1,249,840		$ 1,637,616	
Weighted average duration (years) to expiration of outstanding options at year-end	8.73		9.14	
Weighted average duration (years) to expiration of exercisable options at year-end	8.61		9.30	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0%
forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	1.63% - 4.00%	1.26% - 1.44%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	27.50%	27.50%
Expected Life (years)	5-7	5-7
Fair Value per Stock Option	$0.224 - $0.317	$0.218 - $0.263

As of December 31, 2022 and 2021, there was $801,011 and $174,560, respectively, of costs to be recognized over a weighted-average period of approximately 3.22 years and 2.02 years, all respectively.

The fair value of stock options issued during the year ended December 31, 2022 and 2021 was $2,040,445 and $1,365,595, respectively. On December 31, 2021, the Company modified the exercise price of ISOs held by 9 employees. As a result of that modification, the Company will recognize additional cost of $31,013 over the remaining applicable vesting period.

SAFE Agreements

On May 12, 2020, the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with a third party under a most favored nation (MFN) clause in exchange for $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the third party the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the lowest price per share of preferred stock issued upon a qualified equity financing before the termination of the SAFE. As defined in the agreement, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, defined as the fair value of the common stock at the time. If and upon a dissolution of the Company, SAFE holders have liquidation preference on purchase amount over common stockholders but junior to outstanding debts of the Company.

During the year ended December 31, 2020 and into 2021, the Company undertook an offering of SAFE agreements pursuant to a concurrent Regulation Crowdfunding and Regulation D offering. The SAFE agreements have no maturity date and bear no interest. As discussed in Note 4, all outstanding SAFE agreements were converted to preferred stock during 2021. The agreements provide the holders the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the conversion price upon a qualified equity financing before the termination of the SAFE. As defined in the agreements, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. Conversion price shall mean the (i) SAFE price, which is the price per share equal to the post-money valuation cap of $10,000,000 divided by the Company capitalization, or (ii) the price per share of preferred stock sold in the equity financing. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price defined in the agreements. If and upon a dissolution event, SAFE holders are entitled to payment of the purchase amount if such funds are available after satisfying senior liquidation rights such as the Company's debts and convertible notes. During the year ended December 31, 2020, the Company received total gross proceeds of $1,709,942 from this offering. The Company also incurred offering costs for the year ended December 31, 2020 amounting to $42,800 and recognized as interest expense in the statements of operations immediately as the term they will be outstanding was unknown. During the year ended December 31, 2021, the Company received total gross proceeds of $63,568 from this offering.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company previously engaged a related party for accounting services for the Company. For the years ended December 31, 2022 and 2021, the Company recognized accounting fees amounting to $0 and $1,800, respectively, under the arrangement. There is no outstanding balance due to or from related party as of December 31, 2022 and 2021. This related party joined the Company as a full-time employee during 2021.

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,825,675 and $994,765, respectively. The following table presents the deferred tax assets and liabilities by source:

	2022	2021
Net operating loss carryforward	$ 1,786,927	$ 872,252
Research & development credits	50,100	121,589
Depreciation methods	(11,352)	924
Deferred tax assets	1,825,675	994,765
Valuation allowance	(1,825,675)	(994,765)
Net deferred tax assets	$ –	$ –

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,825,675 and $994,765 were recorded as of December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% for the years 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $8,509,175 and $4,153,583, respectively, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2022 tax years remain open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2022 and 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: LEASE COMMITMENTS

On October 15, 2020, the Company entered into sublease agreement for its office space with CSI 1023 Holdings, LLC for twenty-four months which commenced 15 days from the date of agreement. Monthly base rent on this sublease agreement for the first twelve months amounted to $3,833 and $4,333 for the next twelve months. A security deposit amounting to $5,587 is payable in monthly installments of $36 which is included in the monthly base rent.

In September 2022, the Company entered into a 25-month operating lease agreement for office space, which started in November 2022. The agreement called for a security deposit of $70,000 and monthly payments of $30,527 for the first year, and $31,443 for the remaining 13 months. Additionally, the Company is responsible for $16,287 of the monthly common area maintenance charges. The Company initially recognized operating lease right-of-use asset and operating lease liability of $673,673, discounted using the Company's incremental borrowing rate of 5.0% and lease term of 25 months. As of December 31, 2022, the carrying amount of the operating lease right-of-use asset was $622,176, net of accumulated amortization of $51,497 and the carrying amount of operating lease liability was $679,299, net of unamortized interest of $34,731.

For the years ended December 31, 2022 and 2021, the Company incurred $155,336 and $94,623 of rent expense, respectively. As of December 31, 2022, the remaining term for this lease was 1.91 years.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$	368,156
2024		345,874
Total undiscounted cash flows		714,030
Unamortized interest		(34,731)
Present value of operating lease liability	$	679,299
Operating lease liability, current	$	341,918
Operating lease liability, non-current		337,381
Present value of operating lease liability	$	679,299

NOTE 9: SUBSEQUENT EVENTS

Deferred Revenue

As of June 1, 2023, management decided to cancel Immersed Virtual Property ("vProperty") project due to refocusing on spatial computing. The Company has since refunded the majority of vProperty sales that were recorded to deferred revenue as of 12/31/22.

Stock options

During June 2023, the Company granted 59,245 stock options with an exercise price of $0.56. These
stock options had a grant date fair value of $11,789 and vested immediately.

Management's Evaluation

Management has evaluated subsequent events through August 1, 2023 the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.